Exhibit 99.1

TD Bank Group Presents Strategy to Accelerate Growth and Enhance Performance

TORONTO, Sept. 29, 2025 /CNW/ – TD Bank Group (“TD” or the “Bank”) (TSX:TD) (NYSE:TD) is today presenting its strategy to accelerate growth and enhance performance at the Bank’s 2025 Investor Day.

“We are building a simpler, faster and more efficient TD to outpace the market and accelerate growth. We’re investing in talent, harnessing AI, and deploying new digital capabilities to help our clients achieve their financial goals,” said Raymond Chun, Group President and Chief Executive Officer, TD Bank Group. “TD is a tremendous organization with North American scale and market-leading franchises. We are building on our unique strengths to enhance the client experience, drive performance, and deliver long-term value to shareholders.”

TD’s Investor Day starts at 12:40 p.m. ET today and will be streamed via webcast.

Detailed Investor Day materials are available on the TD Investor Relations website.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “strive”, “confident”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “commit”, “target”, “possible”, “potential”, “predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Please refer to the “Risk Factors and Management” section of the Management’s Discussion and Analysis (“2024 MD&A”), as may be updated in subsequently filed quarterly reports to shareholders, Investor Day presentation materials and news releases (as applicable). All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 18 million active online and mobile customers. TD had $2.0 trillion in assets on July 31, 2025. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Senior Vice President, Investor Relations, Brooke.Hales@td.com, 416-307-8647; Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.Goldenshtein@td.com